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                                                                   Exhibit T3E-3

                                [ABFS LETTERHEAD]

NAME                                                RE: EXHANGE OFFER EXTENDED
ADDRESS                                                 FOR ELIGIBLE INVESTMENT
CITY STATE ZIP                                          NOTEHOLDERS


Dear ABFS Investor,

Last month, you received our Offer to Exchange for holders of our investment notes issued prior to November 1, 2003. ABFS had offered to exchange $120 million of eligible investment notes in this offer. BECAUSE THE COMPANY HAS NOT ACHIEVED THIS LEVEL, ABFS IS EXTENDING THE OFFER TO EXCHANGE THROUGH JULY 31, 2004. THIS IS THE LAST DAY THAT YOU WILL BE ABLE TO EXCHANGE YOUR ELIGIBLE UNSECURED INVESTMENT NOTES. The purpose of the Exchange Offer is to increase shareholders' equity and reduce debt. Your participation in the Exchange Offer will help us do just that.

The Exchange Offer, as extended, gives qualified holders of our investment notes two options. Option #1 allows eligible noteholders to exchange the principal amount of their investment note for equal amounts of:

(i) A senior collateralized subordinated note, with the same maturity date and an interest rate of 10 basis points (.10%) higher than their existing note, and
(ii) Shares of 10% Series A convertible preferred stock with a liquidation value equal to $1.00 per share (plus any unpaid dividends). The preferred stock carries the right to convert these shares into shares of ABFS common stock at an exchange ratio of 20% above the liquidation value and at an exchange rate of 30% above the liquidation value after 36 months.

Option #2 allows for a 100% exchange of the investment notes principal amount to shares of 10% Series A convertible preferred stock.

         The Exchange Offer will enable us to increase our stockholders' equity and reduce our debt, which will enable us to achieve compliance with financial covenants in our credit facility agreements and enhance our ability to implement our adjusted business strategy.

Please review the Offer to Exchange that was sent to you, in particular the reasons for the Exchange Offer on page 13 and the Risk Factors on page 28. This letter and the other material found in the Exchange Offer kit contains all the information you need to make an informed decision.

         If you have any questions concerning the Exchange Offer, or if you need another kit sent to you, please contact ABFS' Investment Notes Exchange Unit directly at 1-800-597-7004, Monday through Thursday, 8:30 a.m. to 8 p.m. (EDT), Friday from 8:30 a.m. to 6 p.m., and Saturday from 10 a.m. to 3 p.m.


As always, we appreciate and value your investment in ABFS.

Very truly yours,

Anthony J. Santilli
Chairman, President and CEO




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